

07006274

STATES
IANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut Street
(No. and Street)

Manchester	NH	03104
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAY 30 2007 WASH. D.C. 200 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Lewry, CFP (603) 624-8462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy & Bentas, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

697A Union Street	Manchester	NH	03104-3632
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Lewry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corporation, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

LORI ANN FOURNIER, Notary Public
My Commission Expires March 19, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL
MARCH 31, 2007

	Allowable Assets	Focus Report Part IIA
Cash and Cash Equivalents	$119,040	$119,039
	Non-Allowable Assets	
Prepaid Expenses	1,000	273
Furniture & Fixtures	776	47
Computer Equipment	20,882	7,761
Stock Exchange Seat	9,500	9,500
Sub-total of Non-Allowable Assets	32,158	17,581
Total Assets	**$151,198**	**$136,620**
Liabilities	**$ 6,144**	**$ 5,280**
Common Stock	$ 10,200	$ 12,500
Additional Paid-in Capital	258,415	253,615
Retained Earnings (Deficit)	(123,561)	(134,775)
Total	**$145,054**	**$131,340**
Total Assets	$151,198	$136,620
Total Liabilities	6,144	5,280
Net Worth	145,054	131,340
Non-Allowable Assets	32,158	17,581
Current Net Capital	112,896	113,759
Haircuts	559	559
Net Capital	112,337	113,200
Required Capital	50,000	50,000
Excess Net Capital	**$ 62,337**	**$ 63,200**

NOTE: The major differences were as a result of depreciation expense, and reclassification of $2,400 of Common Stock as Additional Paid-in Capital. During the current fiscal year, an additional share of Common Stock was sold for $100 par value and $2,400 of Additional Paid-in Capital ($2,500 in total). No material inadequacies were found to exist since the previous audit of March 31, 2006.

George Bentas

George Bentas, CPA
ROY & BENTAS CPAs, P.C.
Certified Public Accountants

ROY & BENTAS CPAs, P.C.

Certified Public Accountants

697A Union Street, Manchester, NH 03104-3632

Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

Item (e) – Statement of changes in Stockholders' Equity

	March 31, 2007	March 31, 2006
Common Stock	$ 10,200	$ 12,500
Additional Paid-in Capital	258,415	253,615
Retained Earnings (Deficit)	(123,561)	(108,982)
Total	**$145,054**	**$ 157,133**

Item (i) – Curbstone is exempt by K2II.

Item (n) – No material differences existed.



George Bentas, CPA
ROY & BENTAS CPAs, P.C.
Certified Public Accountants

CURBSTONE FINANCIAL
MANAGEMENT CORPORATION

Audited Financial Statements
And Supplemental Information

For The Years Ended
March 31, 2007 and 2006

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

(See Independent Auditor's Report)

Table of Contents

ROY & BENTAS, CPAs, P.C.

Certified Public Accountants

697A Union Street, Manchester, NH 03104-3632

Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

We have audited the accompanying balance sheets of Curbstone Financial Management Corporation (a New Hampshire corporation) as of March 31, 2007 and 2006 and the related statements of operations and retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curbstone Financial Management Corporation as of March 31, 2007 and 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.



Roy & Bentas, CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 23, 2007.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
BALANCE SHEETS
MARCH 31, 2007 AND 2006

ASSETS

	2007	2006
Current Assets:		
Cash and Cash Equivalents	$ 119,040	$ 141,838
Prepaid Expenses	1,000	273
Total Current Assets	120,040	142,111
Fixed Assets:		
Total Equipment and Furniture	241,299	223,369
Less: Accumulated Depreciation	(219,641)	(215,561)
Net Fixed Assets	21,658	7,808
Other Assets:		
Loan to Officer	0	10,000
Stock Exchange Seat	9,500	9,500
Total Other Assets	9,500	19,500
Total Assets	**$ 151,198**	**$ 169,419**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Current Liabilities:		
Accounts Payable - Trade	$ 5,326	$ 4,946
Accrued Other Expenses	224	0
Pension Plan Payable	0	7,006
State Taxes Payable	594	334
Total Current Liabilities	6,144	12,286
Stockholders' Equity:		
Common Stock, par value $100, 1,000 shares authorized. 102 shares issued and outstanding.	10,200	12,500
Additional Paid-In Capital	258,415	253,615
Retained Earnings (Deficit)	(123,561)	(108,982)
Total Stockholders' Equity	145,054	157,133
Total Liabilities and Stockholders' Equity	**$ 151,198**	**$ 169,419**

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

Revenues:		2007	%		2006	%
Commissions and Fees	$	843,380	112.5%	$	748,316	99.8%
Interest and Dividends		1,785	0.2%		1,301	0.2%
Total Revenues		845,165	112.7%		749,617	100.0%
Operating Expenses:						
Selling Expenses - See Supplemental Schedule		(293,062)	-39.1%		(289,544)	-38.6%
General and Administrative Expenses - See Supplemental Schedule		(564,588)	-75.3%		(432,112)	-57.6%
Total Operating Expenses		(857,650)	-114.4%		(721,656)	-96.3%
Income (Loss) Before State Taxes		(12,485)	-1.7%		27,961	3.7%
State Taxes		2,094	0.3%		1,487	0.2%
Net Income (Loss)	$	(14,579)	-1.9%	$	26,474	3.5%
Retained Earnings (Deficit) - Beginning		(108,982)			(135,456)	
Retained Earnings (Deficit) - Ending	**$**	**(123,561)**		**$**	**(108,982)**	

See Independent Auditor's Report
The accompanying notes are an integral part of this statement

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

Cash Flows from Operating Activities:	**2007**	**2006**
Net Income/(Loss)	$ (14,579)	$ 26,474
Adjustments to reconcile net income/(loss) to net cash flows provided by/ (used for) operating activities:		
Depreciation	4,080	11,006
(Increase) Decrease in Prepaid Expenses	(727)	(273)
Increase (Decrease) in Accounts Payable - Trade	380	1,814
Increase (Decrease) in Accrued Other Expenses	224	0
Increase (Decrease) in Pension Plan Payable	(7,006)	7,006
Increase (Decrease) in State Taxes Payable	260	(84)
Total Adjustments	(2,789)	19,469
Net Cash Flows Provided by/(Used for) Operating Activities	(17,368)	45,943
Cash Flows from Investing Activities:		
Cash Purchases of Equipment and Furniture	(17,930)	(6,544)
Net Cash Flows Provided by/(Used for) Investing Activities	(17,930)	(6,544)
Cash Flows from Financing Activities:		
Proceeds from sale of common stock	2,500	2,500
Loan to Officer	10,000	(10,000)
Net Cash Flows Provided by/(Used for) Financing Activities	12,500	(7,500)
Net Increase/(Decrease) in Cash and Cash Equivalents	(22,798)	31,899
Cash and Cash Equivalents - Beginning	141,838	109,939
Cash and Cash Equivalents - Ending	**$ 119,040**	**$ 141,838**

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year For:		
State Corporate Taxes	$ 1,834	$ 1,568

See Independent Auditor's Report

The accompanying notes are an integral part of this statement

NOTE 1 - Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to U.S. generally accepted accounting principles and have been consistently applied.

A. Nature of Business

Curbstone Financial Management Corporation (hereafter "Company") was incorporated in the State of New Hampshire on February 9, 1983. The Company's principal line of business is that of an investment management firm and financial advisor. The Company's primary mission is to meet each client's investment requirements whether it is to generate income or manage capital. The Company's customers consist of individuals, Pension Plans, Estates and Trusts located in the State of New Hampshire. The Company's office is in Manchester, New Hampshire.

B. Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting. Revenues are recognized when earned rather than when received, and expenses are recognized when accrued rather than when cash is disbursed.

C. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

D. Accounts Receivable and Uncollectible Accounts

Accounts receivables are recorded at net realizable value. The Company's policy is to record bad debts when realized. The Company had no bad debts expenses or accounts receivable for the fiscal years ended March 31, 2007 and 2006.

E. Estimates Used in the Preparation of Financial Statements

The presentation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

-Continued on Next Page-

NOTE 1 - Summary of Significant Accounting Policies - Continued:

F. Fixed Assets and Depreciation

The Company records its fixed assets on a historical cost basis. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred, whereas major betterments are capitalized. Depreciation expense was $4,080 and $11,006, respectively. Fixed assets and accumulated depreciation consist of the following:

Description	Cost Basis	Accumulated Depreciation	Undepreciated Cost
Office Furniture & Equipment	$ 90,790	$ 90,015	$ 775
Computer Equipment	150,509	129,626	20,883
Totals	$ 241,299	$ 219,641	$ 21,658

G. Income Taxes

The Company does not record deferred tax assets and liabilities under *Statement of Financial Accounting Standards* (SFAS) No. 109 – *Accounting for Income Taxes*, because there are no temporary timing differences that would give rise to a deferred tax asset or liability for the fiscal year ended March 31, 2007 and 2006. The Company employs straight-line depreciation for both financial statement and tax purposes, and all other timing differences are permanent.

The Company's provision for New Hampshire corporate taxes in the accompanying financial statements reflects the accrued taxes currently due (or overpaid). The Company had unused tax credits applicable to the New Hampshire Business Profits Tax. The Company had $ and $ at March 31, 2007 and 2006, respectively in tax credits to be carried forward and applied against the New Hampshire Business Profits Tax of future years. The Company is still subject to the New Hampshire Business Enterprise Tax that is not reduced by these tax credits. Accrued New Hampshire taxes were $2,094 and $1,487, for March 31, 2007 and 2006, respectively.

H. Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

-Continued on Next Page-

NOTE 1 - Summary of Significant Accounting Policies - Continued:

H. Fair Value of Financial Instruments – continued

The carrying amounts of cash, other current assets, accounts payable, accrued liabilities approximate fair value because of the short maturity of those instruments.

The Company carries its security investments at market value and unrealized gains and losses are reflected in income.

I. Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended March 31, 2007 and 2006 were $1,635 and $2,434.

J. Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which requires that long--lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The measurement of the impairment loss to recognize is based on the difference between the fair value and the carrying amounts of the assets. The Company does not have any losses under SFAS #144 for the years ended March 31, 2007 and 2006.

NOTE 2 – Operating Lease Commitment:

The Company occupies its office space under a triple-net lease agreement with its stockholder/employee (See Note 3). The terms of this lease are for a period of Five (5) years from February 1, 2003 to January 31, 2008. The monthly payments are increased on each February 1st. In addition, the Company is responsible for all utilities, real estate taxes, insurance, and repairs and maintenance on the office. Rent expense totaled $67,083 and $65,883 for years ended March 31, 2007 and 2006, respectively.

-Continued on Next Page-

NOTE 2 – Operating Lease Commitment - continued:

The following is a schedule by years of future minimum rentals under the lease agreement in effect at March 31, 2007:

Years Ending March 31,		Office Rent
2008	$	65,427
2009	$	65,427
2010	$	65,427
2011	$	65,427

NOTE 3 – Related Party and Office Rent:

The Company has a lease agreement with its stockholder for its office space in Manchester, NH. The rental payments to the stockholder/employee totaled $67,083 and $65,883 for the years ended March 31, 2007 and 2006.

NOTE 4 – Pension Plan:

The Company has a non-contributory profit-sharing plan for its qualified employees. The Company has amended and restated its plan effective April 1, 1989 for its qualified employees to a 401(k) profit sharing plan. The plan is available for company employees who meet the eligibility requirements as set forth in the plan. Discretionary Company contributions to the plan totaled $-0- and $5,330 for the years ended March 31, 2007 and 2006. Required Company contributions to the plan totaled $9,839 and $11,829 for the years ended March 31, 2007 and 2006.

NOTE 5 – Net Capital and Aggregate Indebtedness:

Pursuant to S.E.C. Rule 15c3-1, the Company is required to maintain net capital of $50,000, or one-fifteenth of Aggregate Indebtedness, whichever is greater. Aggregate Indebtedness must not exceed Net Capital as those terms are defined by a ratio of more than 15 to 1. At March 31, 2007 and 2006, the Company was in compliance with this Rule.

-Continued on Next Page-

NOTE 6 – Clearing Arrangements:

Essentially all customer stock and bond transactions are introduced and cleared through Raymond James and Associates, Inc.

NOTE 7 – Common Stock and Ownership:

The Company is authorized to issue 1,000 shares of common stock. The Company has issued and outstanding one hundred-and-two (102) shares of common stock at $100 par value. Of these 102 shares, the Company's President (Thomas M. Lewry IV) owns one hundred (100) shares, an employee - Pamela Diamantis owns One (1) share, and another unrelated individual owns one (1) share of Common Stock.

During the fiscal year ended March 31, 2007, Pamela Diamantis purchased one (1) share of Common Stock for $2,500. This $2,500 is allocated $100 to par value of Common Stock and $2,400 to Additional Paid-in Capital.

NOTE 8 – Reclassification:

During the fiscal year ended March 31, 2007, amounts totaling $2,400 were reclassified from Common Stock to Additional Paid-in Capital. These amounts represent the excess over the $100 par value that the unrelated individual paid for his one (1) share of Common Stock. The individual paid a total of $2,500 for his share of Common Stock.

SUPPLEMENTAL INFORMATION SCHEDULE

(See Independent Auditor's Report on the Supplemental Schedule)

ROY & BENTAS, CPAs P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTAL SCHEDULE

To the Stockholder and Board of Directors
of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Roy & Bentas, CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 23, 2007.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL SCHEDULES OF SELLING, GENERAL & ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

Selling Expenses:		2007	%	2006	%
Commissions	$	275,261	36.7%	269,614	36.0%
Travel and Entertainment		15,179	2.0%	16,915	2.3%
Advertising		1,635	0.2%	2,434	0.3%
Sales Expenses		987	0.1%	581	0.1%
Total Selling Expenses	**$**	**293,062**	**39.1%**	**289,544**	**38.6%**
General and Administrative Expenses:					
Salary - Officer's	$	203,600	27.2%	130,000	17.3%
Salaries - General		65,780	8.8%	67,899	9.1%
Payroll Taxes		18,634	2.5%	13,887	1.9%
Rent Paid to Officer		67,083	8.9%	65,883	8.8%
Professional Services		34,884	4.7%	20,668	2.8%
Office Supplies and Expenses		20,254	2.7%	12,549	1.7%
Employee Benefits		34,475	4.6%	12,363	1.6%
Pension Plan		9,839	1.3%	17,159	2.3%
Telephone		7,180	1.0%	5,498	0.7%
Depreciation		4,080	0.5%	11,006	1.5%
Dues and Subscriptions		18,485	2.5%	15,262	2.0%
Building Repairs and Maintenance		10,132	1.4%	10,445	1.4%
Equipment Rental		3,661	0.5%	3,814	0.5%
Licenses and Fees		420	0.1%	4,985	0.7%
Postage		5,299	0.7%	3,581	0.5%
Utilities		10,249	1.4%	6,673	0.9%
Quotation Services		7,050	0.9%	2,378	0.3%
Real Estate Taxes		6,732	0.9%	4,968	0.7%
Insurance		6,866	0.9%	7,548	1.0%
Vehicle Expenses		13,040	1.7%	10,861	1.4%
Officer's Life Insurance		3,521	0.5%	1,761	0.2%
Donations to Local Charities		4,405	0.6%	2,924	0.4%
Professional Education		5,485	0.7%	0	0.0%
Printing and Reproduction Costs		3,434	0.5%	0	0.0%
Total General and Administrative Expenses	**$**	**564,588**	**75.3%**	**432,112**	**57.6%**

END

See Independent Auditor's Report

The accompanying notes are an integral part of this statement